PRESS RELEASE
--------------

FINAL - FOR DISTRIBUTION

                Navios Maritime Holdings Inc. Begins Trading on
                         NASDAQ's National Market System

  Units, Common Shares and Warrants to Trade Under Symbols BULKU, BULK & BULKW

Piraeus, Greece -- (November 3, 2005) - Navios Maritime Holdings Inc ("Navios")
(NASDAQ: BULKU, BULK, BULKW), one of the leading global brands in seaborne dry bulk shipping, announced today the completion of its move to the NASDAQ's
National Market System and the commencement of trading for its common stock, warrants and units. The trading symbols are as follows:

Units: BULKU
Common Stock: BULK
Warrants: BULKW

Ms. Angeliki Frangou, the Chairman and Chief Executive Officer of Navios,
commented: "This is a very important day for our Company. We believe that the
NASDAQ listing will widen our audience of investors, provide additional liquidity for our stock, and afford our Company a fair and equitable marketplace for the trading of our shares. We look forward to working with the NASDAQ and leveraging the benefits that our listing will provide."

Bob Greifeld, President and Chief Executive Officer of NASDAQ commented: "We are very pleased to be welcoming Navios to our family of NASDAQ-listed companies.
NASDAQ is highly committed to the shipping industry and we greatly look forward to working closely with Navios and its management."

About Navios Maritime Holdings Inc.

Navios Maritime Holdings, Inc. is one of the leading global brands in seaborne dry bulk shipping and is a trusted partner for industrial end users, shipowners, financial business partners, agents and brokers. As a public company, Navios is committed to providing best-in-class service to both customers and business partners. Navios maintains offices in South Norwalk, Connecticut; Piraeus,
Greece, and Montevideo, Uruguay. Navios's stock is listed on the NASDAQ's
National Market System where its Units, Common Shares and Warrants trade under the symbols "BULKU", "BULK", "BULKW." Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

SAFE HARBOR

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime
Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Navios's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

PUBLIC & INVESTOR RELATIONS CONTACT:
Navios Maritime Holdings Inc.
Investor Relations
212-279-8820
investors@navios.com

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